Exhibit 12.1

COLONY CAPITAL, INC.

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED DIVIDENDS

(In thousands, except ratios)

Pro Forma for Year Ended December 31, 2014
Earnings:
Income (loss) before income taxes and noncontrolling interest and before adjustment for income from equity method investees	$84,825
Add:
Fixed charges	47,023
Distributed income of equity method investees	74,948
Less:
Noncontrolling interests in pre-tax income of subsidiaries with no fixed charges	(27,529)

Earnings (loss)	$179,267

Fixed Charges and Preferred Dividends:
Fixed Charges:
Interest expense	$47,023
Preferred Dividends	$42,683

Combined fixed charges and preferred dividends	$89,706

Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (1)	2.0x

(1)	In calculating this pro forma ratio of earnings to combined fixed charges and preferred stock dividends, we have assumed that the shares of Series C Preferred Stock offered in this prospectus supplement were issued on January 1, 2014. For purposes of this pro forma calculation, we have assumed the repayment of outstanding borrowings under our secured revolving credit facility with the net proceeds from this offering (or a portion of such borrowings, to the extent such borrowings exceeded the net proceeds from this offering). Therefore, the pro forma ratio reflects the effects of additional preferred stock dividends and lower interest expense resulting from the assumed repayment of borrowings under our secured revolving credit facility. The pro forma ratio does not reflect the Combination. As of April 6, 2015, we had approximately $540.4 million in outstanding borrowings under our secured revolving credit facility.